Filed Pursuant to Rule 433

Registration Statement No. 333-290499

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated December 2, 2025 and Prospectus dated September 25, 2025)

MANULIFE FINANCIAL CORPORATION

US$1,000,000,000 4.986% SENIOR NOTES DUE 2035

FINAL TERM SHEET

December 2, 2025

US$1,000,000,000 4.986% Senior Notes due 2035

Issuer:	Manulife Financial Corporation (the “Company”)

Title of Security:	4.986% Senior Notes due 2035 (the “Notes”)

Aggregate Principal Amount Offered:	US$1,000,000,000

Maturity Date:	December 11, 2035

Price to Public:	100.000% per Note and accrued interest, if any, from December 11, 2025

Net Proceeds to the Company before Expenses:	US$995,500,000

Underwriting Discount:	0.450%

Coupon (Interest Rate):	4.986%

Yield:	4.986%

Benchmark Treasury Price and Yield:	99-09+; 4.086%

Spread to Benchmark Treasury:	T + 90 basis points

Benchmark Treasury:	4.000% due November 15, 2035

Interest Payment Dates:	June 11 and December 11 of each year, beginning on June 11, 2026

Optional Redemption:	The Company may redeem the Notes, in whole or in part, at any time, and from time to time. The redemption price (expressed as a percentage of principal amount and rounded to three decimal places) for the Notes to be redeemed on any redemption date that is prior to September 11, 2035 (the date that is three months prior to the maturity of the Notes) (the “Par Call Date”), will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to, but excluding, the redemption date, plus, in either case, accrued and unpaid interest thereon to, but excluding, such redemption date.

The redemption price for the Notes to be redeemed on any redemption date that is on or after the Par Call Date will be equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, such redemption date.

The Company may also redeem all (but not less than all) of the Notes if certain changes affecting Canadian withholding taxes occur.

Trade Date:	December 2, 2025

Settlement Date:	December 11, 2025 (T+7)

CUSIP/ISIN:	56501RAX4/ US56501RAX44

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

DBS Bank Ltd.

Goldman Sachs & Co. LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UBS Securities LLC

Wells Fargo Securities, LLC

ANZ Securities, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Nomura Securities International, Inc.

The Company has filed a registration statement (including a base shelf prospectus dated September 25, 2025) and a preliminary prospectus supplement dated December 2, 2025 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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